SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rules 13d-1(b), (c), and (d) and Amendments thereto Filed Pursuant to Rule 13d-2

(Amendment No. 1)*

Money4Gold Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

60936N102

(CUSIP Number)

December 7, 2009

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

✓	Rule 13d-1(c)

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60936N102                                             13G                                             Page 2 of 4 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Michael Moran
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 8,655,443
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 8,655,443
	8	SHARED DISPOSITIVE POWER
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,655,443 shares of common stock
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.74% (1)
12		TYPE OF REPORTING PERSON IN - Individual

(1)

Based upon 182,640,673 shares outstanding as of December 1, 2009.

CUSIP No. 60936N102                                             13G                                             Page 3 of 4 Pages

Item 1.

(a)

Name of Issuer: Money4Gold Holdings, Inc.

(b)

Address of Issuer’s Principal Executive Offices: 595 South Federal Highway, Suite 600, Boca Raton, Florida 33432

Item 2.

(a)

Name of Person Filing: Michael Moran

(b)

Address of Principal Business Office or, if none, Residence: 3104 South Andrews Avenue, Fort Lauderdale, FL, 33316

(c)

Citizenship: United States of America

(d)

Title of Class of Securities: Common Stock

(e)

CUSIP Number: 60936N102

Item 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.

Ownership.

See Item 5 through 9 and 11 of cover page.

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [✓].

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.

Identification and Classification of Members of the Group.

Not applicable.

Item 9.

Notice of Dissolution of Group.

Not applicable.

Item 10.

Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 60936N102                                             13G                                             Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 21, 2009

/s/ Michael Moran
Michael Moran